Exhibit 99.1

TRANSCANADA CORPORATION

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BMO NESBITT BURNS INC.

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RBC DOMINION SECURITIES INC.

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TD SECURITIES INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
Subscription Receipts

Dated February 14, 2007

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ARTICLE 6 ENFORCEMENT		22
6.1	Suits by Receiptholders	22
6.2	Immunity of Shareholders, etc.	22
6.3	Limitation of Liability	22
ARTICLE 7 MEETINGS OF RECEIPTHOLDERS		22
7.1	Right to Convene Meetings	22
7.2	Notice	23
7.3	Chairman	23
7.4	Quorum	23
7.5	Power to Adjourn	23
7.6	Show of Hands	23
7.7	Poll and Voting	24
7.8	Regulations	24
7.9	Corporation and Escrow Agent may be Represented	25
7.10	Powers Exercisable by Extraordinary Resolution	25
7.11	Meaning of Extraordinary Resolution	26
7.12	Powers Cumulative	27
7.13	Minutes	27
7.14	Instruments in Writing	27
7.15	Binding Effect of Resolutions	27
7.16	Holdings by Corporation Disregarded	27
ARTICLE 8 SUPPLEMENTAL AGREEMENTS		28
8.1	Provision for Supplemental Agreements for Certain Purposes	28
ARTICLE 9 CONCERNING THE ESCROW AGENT		29
9.1	Rights and Duties of Escrow Agent	29
9.2	Evidence, Experts and Advisers	30
9.3	Documents, Monies, etc. Held by Escrow Agent	30
9.4	Actions by Escrow Agent to Protect Interest	31
9.5	Escrow Agent not Required to Give Security	31
9.6	Protection of Escrow Agent	31
9.7	Replacement of Escrow Agent; Successor by Merger	31
9.8	Conflict of Interest	32
9.9	Acceptance of Appointment	32
9.10	Escrow Agent Not to be Appointed Receiver	33
ARTICLE 10 GENERAL		33
10.1	Notice to the Corporation, Escrow Agent and the Lead Underwriters	33
10.2	Notice to Receiptholders	34
10.3	Ownership and Transfer of Subscription Receipts	34
10.4	Evidence of Ownership	35
10.5	Satisfaction and Discharge of Agreement	35
10.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	35
10.7	Subscription Receipts Owned by the Corporation or its Subsidiaries – Certificate to be Provided	36
10.8	Effect of Execution	36
10.9	Time of Essence	36
10.10	Termination	36
10.11	Counterparts	36

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SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 14th day of February, 2007 among:

TRANSCANADA CORPORATION, a corporation governed by the laws of Canada (hereinafter referred to as the “Corporation”)

AND

BMO NESBITT BURNS INC., RBC DOMINION SECURITIES INC. AND TD SECURITIES INC.(hereinafter collectively referred to as the “Lead Underwriters”), on behalf of the underwriters who are party to the Underwriting Agreement providing for the issue and sale to investors of the Subscription Receipts

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all Provinces of Canada (hereinafter referred to as the “Escrow Agent”).

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts, each Subscription Receipt representing the right to receive one Common Share;

AND WHEREAS the Corporation and the Lead Underwriters, on behalf of the Underwriters, have agreed that:

(a)                                  the Proceeds and the Escrowed Underwriters’ Fee are to be delivered to and held by the Escrow Agent and invested in the manner set forth herein;

(b)                                 if the Escrow Release Condition is satisfied by the Outside Date, then each holder of Subscription Receipts shall be entitled to receive, without additional consideration or further action, one Common Share plus the Dividend Equivalent Amount, less any applicable withholding taxes, for each Subscription Receipt held, the Underwriters shall receive the Escrowed Underwriters’ Fee, and the Corporation shall receive the balance of the Escrowed Funds; and

(c)                                  if the Escrow Release Condition does not occur by the Outside Date, the Acquisition Agreement is terminated on or prior to the Outside Date, or the Corporation has advised the Lead Underwriters on behalf of the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, then the subscription for Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall be entitled to receive from the Corporationan amount equal to the Subscription Price in respect of each Subscription Receipt held together with such holder’s pro rata share of Earned Interest as provided herein and the Escrowed Underwriters’ Fee shall be paid to the Corporation together with the Corporation’s pro rata share of the Earned Interest as provided herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Escrow Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are by the Corporation and the Lead Underwriters, on behalf of the Underwriters, as the context provides, and not by the Escrow Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as set forth below.

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

“Acquisition” means the acquisition of ANR by TAIL pursuant to the Acquisition Agreement.

“Acquisition Agreement” means the purchase and sale agreement dated as of December 22, 2006 among El Paso CNG Company, L.L.C., El Paso Corporation and TAIL.

“Acquisition Closing Date” means the date upon which the closing of the Acquisition takes place.

“Acquisition Closing Time” means the time on the Acquisition Closing Date at which the closing of the Acquisition takes place.

“Agreement” means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof.

“ANR” means, together, American Natural Resources Company and ANR Storage Company.

“Book-Entry Only System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time.

“Business Day” means a day which is not Saturday or Sunday or a statutory holiday in Calgary, Alberta or Toronto, Ontario.

“CDS” means The Canadian Depositary for Securities Limited and its successors in interest.

“Common Shares” means common shares in the capital of the Corporation.

“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Escrow Agent, acting reasonably.

“DBRS” means Dominion Bond Rating Service Limited.

“Designated Offices” means the principal stock transfer offices of the Escrow Agent from time to time in the cities of Calgary and Toronto.

“Dividend Equivalent Amount” means the amount of cash per Subscription Receipt to be paid to Receiptholders equal to the cash, if any, actually paid or payable, in aggregate, per Common Share to holders of Common Shares in respect of all record dates for dividends occurring between the date hereof and the Acquisition Closing Date as if the Subscription Receipts had been converted to Common Shares immediately prior to such record dates; provided that, if the Escrow Release Notice is delivered to the Escrow Agent pursuant to Section 3.1 on or before March 30, 2007, former Receiptholders who continue to hold Common Shares on March 30, 2007 will receive on April 30, 2007 the dividend declared by the Corporation of $0.34 per Common Share payable on April 30, 2007 and if the Escrow Release Notice is delivered after March 30, 2007, Receiptholders will receive $0.34 per Subscription Receipt concurrent with the delivery of the Common Shares as described in Section 3.2(b).

“Earned Interest” means the interest and other income actually earned on the investment of the Escrowed Funds between the date hereof and the earlier to occur of the Acquisition Closing Date and the Termination Date.

“Escrow Agent” means Computershare Trust Company of Canada or its successors from time to time under this Agreement.

“Escrow Release Condition” means:

(a)                                  the Acquisition Agreement has not, without the prior consent of the Lead Underwriters on behalf of the Underwriters, been amended nor has TAIL waived any right or benefit under the Acquisition Agreement, in either case having a material adverse effect on the value of the Acquisition to the Corporation and its subsidiaries (on a consolidated basis); and

(b)                                 the parties to the Acquisition Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Acquisition Agreement but for the payment of the purchase price.

“Escrow Release Notice” means the notice provided to the Escrow Agent, substantially in the form set forth in Schedule 3.1(a), executed by the Corporation and the Lead Underwriters on behalf of the Underwriters, certifying the Escrow Release Condition has been satisfied.

“Escrowed Funds” means, collectively, the Proceeds, the Escrowed Underwriters’ Fee, the Earned Interest and any investments acquired from time to time with such funds.

“Escrowed Initial Underwriters’ Fee” means $26,247,550, payable to the Underwriters pursuant to the Underwriting Agreement.

“Escrowed Over-Allotment Underwriters’ Fee” means the amount of $0.665 per Subscription Receipt sold pursuant to the Over-Allotment Option, representing 50% of the total fee payable to the Underwriters per Subscription Receipt sold pursuant to the Over-Allotment Option, such amount being a maximum of $3,937,132.50.

“Escrowed Underwriters’ Fee” means, collectively, the Escrowed Initial Underwriters’ Fee and the Escrowed Over-Allotment Underwriters’ Fee.

“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.11(a) and Section 7.14.

“Global Subscription Receipt” means a Subscription Receipt Certificate that is issued to and registered in the name of CDS or its nominee pursuant to Section 2.15.

“Irrevocable Escrow Agent Direction and Undertaking” means the written irrevocable direction and undertaking executed by the Corporation, to be delivered to the Escrow Agent pursuant to Section 3.1, substantially in the form set forth in Schedule 3.1(a)(ii).

“Irrevocable Transfer Agent Direction” means the written irrevocable direction executed by the Corporation, to be delivered to the Escrow Agent pursuant to Section 3.1, substantially in the form set forth in Schedule 3.1(a)(i).

“Lead Underwriters” means, collectively, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc.

“Original Purchasers” has the meaning ascribed thereto in Section 2.17(a).

“Outside Date” means 5:00 p.m. (Calgary time) June 22, 2007.

“Over-Allotment Option” means the over-allotment option granted by the Corporation to the Underwriters as described in the Prospectus.

“Over-Allotment Subscription Receipts” has the meaning ascribed thereto in Section 2.3(a)(i).

“Person” includes an individual, corporation, company, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

“Proceeds” means an aggregate amount equal to the Subscription Price multiplied by the total number of Subscription Receipts issued hereunder, such amount being a maximum of $1,724,839,000.

“Prospectus” means the English and French language versions (unless the context indicates otherwise) of the (final) short form base shelf prospectus of the Corporation dated January 31, 2007 filed with the securities regulatory authorities of each of the provinces and territories of Canada, including as incorporated into the registration statement filed on Form F-10 with the United States Securities and Exchange Commission, and relating to, among other things, the distribution of the Subscription Receipts in all of the provinces and territories of Canada and the United States and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments or supplements thereto, including the final Prospectus Supplement dated February 6, 2007 relating to the distribution of the Subscription Receipts.

“Receiptholders”, or “holders” means the registered holders from time to time of Subscription Receipts.

“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Escrow Agent to take some action or proceeding specified therein.

“Subscription Price” means the sum of $38.00 per Subscription Receipt.

“Subscription Proceeds Account” has the meaning ascribed thereto in Section 2.1(a)(i).

“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts in the form attached as Schedule 2.2(d).

“Subscription Receipts” means the subscription receipts issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Section 2.2(a).

“TAIL” means TransCanada American Investments Ltd., a Delaware corporation, and an affiliate of the Corporation.

“Termination Date” means the earliest of:

(c)                                  the Outside Date;

(d)                                 the date on which the Acquisition Agreement is terminated;

(e)                                  the date on which the Corporation delivers to the Lead Underwriters, on behalf of the Underwriters, and the Escrow Agent, a notice executed by the Corporation that the Corporation does not intend to proceed with the Acquisition; and

(f)                                    the date on which the Corporation announces to the public that it does not intend to proceed with the Acquisition.

“Termination Payment Time” means 5:00 p.m. (Calgary time) on the third Business Day after the Termination Date.

“TSX” means the Toronto Stock Exchange.

“Underwriters” means, collectively, the Lead Underwriters and CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., UBS Securities Canada Inc. and Canaccord Capital Corporation.

“Underwriters’ Fee Account” has the meaning ascribed thereto in Section 2.1(a)(ii).

“Underwriting Agreement” means the agreement dated as of February 6, 2007 among the Corporation, the Underwriters and RBC Capital Markets Corporation in respect of, among other things, the offering of Subscription Receipts by the Corporation.

“written request of the Corporation” and “certificate of the Corporation” mean, respectively, a written request and certificate signed by the Corporation and may consist of one or more instruments so executed.

1.2                               Headings

The headings, the table of contents and the division of this Agreement into Articles, Sections and Schedules are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3                               References

Unless otherwise specified in this Agreement:

(a)                                  references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement;

(b)                                 “hereto”, “herein”, “hereby”, “hereunder”, “hereof “ and similar expressions, without reference to a particular provision, refer to this Agreement; and

(c)                                  a reference to a Party refers to a party to this Agreement.

1.4                               Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)                                  the singular includes the plural and vice versa; and

(b)                                 references to any gender shall include references to all genders.

1.5                               Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6                               Applicable Law and Attornment

(a)                                  This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

(b)                                 By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed TransCanada Power Marketing Ltd. (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or processing arising out of or relating to this Agreement or the Subscription Receipts, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding.  The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Subscription Receipts shall be outstanding.

(c)                                  The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any Person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

(d)                                 The provisions of this Section 1.6 shall survive any termination of this Agreement, in whole or in part.

1.7                               Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8                               Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9                               Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10                        Schedules

The following Schedules attached to this Agreement from an integral part of this Agreement:

Schedule 2.2(d):                    Form of Subscription Receipt Certificate;

Schedule 3.1(a):                    Escrow Release Notice;

Schedule 3.1(a)(i):                Irrevocable Transfer Agent Direction; and

Schedule 3.1(a)(ii):               Irrevocable Escrow Agent Direction and Undertaking.

ARTICLE 2
PAYMENT AND ISSUE OF SUBSCRIPTION RECEIPTS

2.1                               Payment Acknowledgement – Initial Closing

(a)                                  The Escrow Agent hereby:

(i)                                     acknowledges receipt from BMO Nesbitt Burns Inc. of a wire transfer of funds in the aggregate amount of $1,499,860,000 and confirms that such funds have been deposited in a segregated account in the name of the Corporation designated as the “TransCanada Corporation – Sub. Receipts” account (the “Subscription Proceeds Account”), or as otherwise directed by the Corporation; and
(ii)                                  acknowledges receipt from the Corporation of a wire transfer of the Escrowed Initial Underwriters’ Fee and confirms that such funds have been deposited in a segregated account in the name of the Corporation designated as the “TransCanada Corporation – Escrowed Underwriters’ Fee” account (the “Underwriters’ Fee Account”), or as otherwise directed by the Corporation, and the Escrow Agent will retain and invest such funds in accordance with the terms of this Agreement pending payment of the Escrowed Funds in accordance with the terms of this Agreement.

(b)                                 The Corporation hereby:

(i)                                     acknowledges that the amount received by the Escrow Agent pursuant to Section 2.1(a)(i) represents payment in full by the Underwriters of the Subscription Price for 39,470,000 Subscription Receipts; and
(ii)                                  irrevocably directs the Escrow Agent to retain the amounts described in Section 2.1(a) in accordance with the terms of this Agreement pending payment of the Escrowed Funds in accordance with the terms of this Agreement.

(c)                                  Each of the Lead Underwriters, on behalf of the Underwriters, hereby acknowledges:

(i)                                     receipt of a Global Subscription Receipt representing 39,470,000 Subscription Receipts registered in the name of CDS (or its nominee); and
(ii)                                  satisfaction by the Corporation of its obligation to pay 50% of the Underwriters’ fee payable to the Underwriters on the date hereof pursuant to the Underwriting Agreement.

2.2                               Terms and Issue of Subscription Receipts and Payments

(a)                                  If the Escrow Release Condition is satisfied by the Outside Date:

(i)                                     each Subscription Receipt shall evidence the right of the holder to receive, for no additional consideration, one Common Share plus the Dividend Equivalent Amount, less any applicable withholding taxes, as set forth in Section 3.2;
(ii)                                  the Escrow Agent shall pay the Escrowed Underwriters’ Fee to BMO Nesbitt Burns Inc., on behalf of the Underwriters, and the Lead Underwriters, on behalf of the Underwriters, shall acknowledge in writing to the Corporation satisfaction by the Corporation of its obligation to pay the Escrowed Underwriters’ Fee to the Underwriters pursuant to the Underwriting Agreement; and
(iii)                               the Escrow Agent shall pay the balance of the Escrowed Funds to the Corporation.

(b)                                 If the Termination Date occurs:

(i)                                     each Subscription Receipt shall evidence the right of the holder to receive, for no additional consideration, an amount as set forth in Section 3.3(a)(ii); and
(ii)                                  the Escrow Agent shall pay the balance of the Escrowed Funds to the Corporation.

(c)                                  A maximum of 45,390,500 Subscription Receipts are hereby created and authorized to be issued.

(d)                                 The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as Schedule 2.2(d), shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Escrow Agent and CDS, prescribe, and shall be issuable in any whole number denominations.

(e)                                  The Escrow Agent is hereby directed, immediately following the execution and delivery of this Agreement, to execute, issue and deliver to the Lead Underwriters, on behalf of the Underwriters, one or more definitive Subscription Receipt Certificates in the form of a Global Subscription Receipt representing 39,470,000 Subscription Receipts registered in the name of CDS (or its nominee).

2.3                               Terms and Issue of Subscriptions Receipts – Over-Allotment Option

In the event the Over-Allotment Option is exercised by the Underwriters:

(a)                                  the Escrow Agent, at the closing of the exercise of the Over-Allotment Option, shall:

(i)                                     receive from BMO Nesbitt Burns Inc. (and provide an acknowledgement of such receipt) a wire transfer of funds in the aggregate amount of the Subscription Price for all Subscription Receipts (the “Over-Allotment Subscription Receipts”) subscribed for pursuant to the Over-Allotment Option, being a maximum amount of $224,979,000, and deposit such funds (and confirm such deposit) into the Subscription Proceeds Account, or as otherwise directed by the Corporation, and
(ii)                                  receive from the Corporation (and provide an acknowledgement of such receipt) a wire transfer of the Escrowed Over-Allotment Underwriters’ Fee, and deposit such funds (and confirm such deposit) in the Underwriters’ Fee Account, or as otherwise directed by the Corporation, and the Escrow Agent will retain and invest such funds in accordance with the terms of this Agreement pending payment of the Escrowed Funds in accordance with the terms of this Agreement;

(b)                                 the Corporation shall:

(i)                                     acknowledge the amount received by the Escrow Agent pursuant to Section 2.3(a)(i), represents payment in full by the Underwriters of the Subscription Price for the Over-Allotment Subscription Receipts, and
(ii)                                  irrevocably direct the Escrow Agent to retain the amounts described in Section 2.3(a) in accordance with the terms of this Agreement pending payment of the Escrowed Funds in accordance with the terms of this Agreement;

(c)                                  the Corporation will direct the Escrow Agent to execute, issue and deliver to the Lead Underwriters, on behalf of the Underwriters, one or more definitive Subscription Receipt Certificates in the form of a Global Subscription Receipt representing the aggregate number of Subscription Receipts subscribed for pursuant to the Over-Allotment Option, registered in the name of CDS (or its nominee); and

(d)                                 each of the Lead Underwriters, on behalf of the Underwriters, shall acknowledge:

(i)                                     receipt of a Global Subscription Receipt representing the Over-Allotment Subscription Receipts registered in the name of CDS (or its nominee), and
(ii)                                  satisfaction by the Corporation of its obligation to pay 50% of the Underwriters’ Fee payable to the Underwriters pursuant to the Underwriting Agreement with respect to the Over-Allotment Subscription Receipts.

2.4                               Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.5                               Register for Subscription Receipts

The Corporation hereby appoints the Escrow Agent as registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Escrow Agent at the Designated Offices, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them.  The Corporation shall also cause to be kept by the Escrow Agent at the Designated Offices the register of transfers, and may also cause to be kept by the Escrow Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.6                               Registers Open for Inspection

The registers referred to in Section 2.5 shall be open at all reasonable times during regular business hours of the Escrow Agent on a Business Day for inspection by the Corporation, the Escrow Agent or any Receiptholder.  The Escrow Agent shall, from time to time when requested so to do by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Escrow Agent and showing the number of Subscription Receipts held by each such holder.

2.7                               Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders of the Corporation, or the right to receive distributions or any continuous disclosure materials of the Corporation.  Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.8                               Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder, whatever may be the actual date of issue of same.

2.9                               Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by an officer of the Corporation on behalf of the Corporation.  The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.10, be binding upon the Corporation as if they had been manually signed by such officer.  Notwithstanding that the Person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.10, be valid and binding on the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.10                        Certification by the Escrow Agent

(a)                                  No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Escrow Agent, and such certification by the Escrow Agent on any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)                                 The certification of the Escrow Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Escrow Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Escrow Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein.  The certificate by or on behalf of the Escrow Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Escrow Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Escrow Agent pursuant to the provisions of this Agreement.

2.11                        Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)                                  In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Section 2.11(b), shall issue, and thereupon the Escrow Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Escrow Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder.

(b)           The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.11 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Escrow Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Escrow Agent in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Escrow Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Escrow Agent in connection therewith.

2.12        Exchange of Subscription Receipt Certificates

(a)           Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Escrow Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)           Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Escrow Agent.

2.13        Charges for Exchange

Except as otherwise herein provided, the Escrow Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s).  Payment of such charges and reimbursement of the Escrow Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.14        Transfer and Ownership of Subscription Receipts

(a)           Subject to Sections 2.14(d), there are no restrictions on the transfer of the Subscription Receipts; however, the Subscription Receipts may only be transferred on the register kept at one of the Designated Offices by the holder or his legal representatives or his attorney duly appointed by an instrument in writing.  Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices, the Corporation shall issue and thereupon the Escrow Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee.  If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in his name evidencing the Subscription Receipts not transferred; however, notwithstanding the foregoing provisions of this Section 2.14(a), Subscription Receipts shall only be transferred upon:

(i)            payment to the Escrow Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Escrow Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and
(ii)           such reasonable requirements as the Escrow Agent may prescribe,

and all such transfers shall be duly noted in such register by the Escrow Agent.

(b)           The Corporation and the Escrow Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Escrow Agent shall be affected by any notice to the contrary.

(c)           The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (local time) at the Designated Office, on the earlier to occur of the Acquisition Closing Date and the Termination Date (subject to settlement).

(d)           The Escrow Agent shall promptly advise the Corporation of any requested transfer of Subscription Receipts.  The Corporation shall be entitled, and may direct the Escrow Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article 2, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(e)           Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts.  Either the issue and delivery of Common Shares plus the Dividend Equivalent Amount, less any applicable withholding taxes, as provided in Section 3.2, or the payment of the Subscription Price and a pro rata share of the Earned Interest (excluding any interest accrued on the Escrowed Underwriters’ Fee), less any applicable withholding taxes, as provided in Section 3.3, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Escrow Agent with respect to such Subscription Receipts and neither the Corporation nor the Escrow Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.15        Global Subscription Receipt

(a)           Unless the Book-Entry Only System is terminated, Subscription Receipt Certificates will only be issued in the form of a Global Subscription Receipt certificate, which will be registered in the name of and deposited with CDS or its nominee.

(b)           Unless the Book-Entry Only System is terminated, owners of the beneficial interests in the Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Escrow Agent is unable or does not wish to locate a qualified successor.  Beneficial interests in the Global Subscription Receipt will be represented only through the Book-Entry Only System.  Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS’ rules and procedures.  The Corporation shall not have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts.  Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies.

(c)           All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS on instruction from the CDS participants in accordance with CDS’s rules and procedures.  For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts.  The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants.  Each of the Escrow Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)           For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Escrow Agent will give such notices and communications to CDS.

(e)           If CDS resigns or is removed from its responsibility as depository and the Escrow Agent is unable or does not wish to locate a qualified successor, CDS shall surrender the Global Subscription Receipt to the Escrow Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Escrow Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

2.16        Listing of Subscription Receipts

The Corporation confirms that the Subscription Receipts will be listed and posted for trading on the TSX under the symbol “TRP.R”.

2.17        Right of Rescission

(a)           If the Prospectus contains a misrepresentation (as such term is defined in the Securities Act (Alberta)) and it was a misrepresentation on the date hereof, a purchaser of Subscription Receipts to whom the Prospectus was sent or delivered and who was the original purchaser of the Subscription Receipts (collectively, the “Original Purchasers”) shall have a right of action against the Corporation for rescission to receive the Subscription Price for each Subscription Receipt for which such purchaser subscribed exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof.  The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Common Shares issuable upon surrender of such Subscription Receipts.

(b)           In no event shall the Corporation be liable under this Section 2.17 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

ARTICLE 3
SATISFACTION OF ISSUANCE RIGHT
OR TERMINATION PAYMENT RIGHT

3.1          Escrow Release Notice

If the Escrow Release Condition is satisfied by the Outside Date:

(a)           the Corporation and the Lead Underwriters, on behalf of the Underwriters, shall forthwith cause the Escrow Release Notice to be delivered to the Escrow Agent and the Corporation shall concurrently deliver to the Escrow Agent:

(i)            the Irrevocable Transfer Agent Direction, and
(ii)           the Irrevocable Escrow Agent Direction and Undertaking,

and will issue and deliver the Common Shares issuable pursuant to the Subscription Receipts and make the payments as provided herein; and

(b)           the Corporation shall issue a press release confirming the Escrow Release Condition has occurred, and setting out the Acquisition Closing Date, the date on which the transfer register for the Subscription Receipts will close, and that the underlying Common Shares have been or will be issued to Receiptholders through the facilities of CDS effective as at the date the Escrow Release Notice is delivered to the Escrow Agent together with the Dividend Equivalent Amount, less any applicable withholding taxes.

3.2          Issue of Common Shares and Payment Thereon

(a)           If the Escrow Release Condition is satisfied by the Outside Date, the Common Shares shall be and shall be deemed to be issued to the Receiptholder in accordance with the right of such holder as described in Section 2.2(a) (which right shall be and shall be deemed to be exercised on the delivery of the Escrow Release Notice as provided in Section 3.1(a)) and such Common Shares shall be deemed to be issued upon delivery of the Escrowed Release Notice to the Escrow Agent, notwithstanding that a certificate or a Book-Entry Only System customer confirmation therefor may not yet have been issued or entered, as the case may be, and the Persons to whom such Common Shares are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Common Shares at the Acquisition Closing Time.

(b)           If the Escrow Release Condition is satisfied by the Outside Date, the Receiptholder shall be entitled from and after the date the Escrow Release Notice is delivered to the Escrow Agent, but shall receive (subject to Section 3.1) no earlier than on the third Business Day following such delivery date, the Dividend Equivalent Amount, less any applicable withholding taxes.

(c)           Upon the issuance or deemed issuance of the Common Shares pursuant to the Subscription Receipts, the Corporation, shall direct CDS to cause to be entered and issued, as the case may be, to the Person or Persons in whose name or names such Common Shares have been issued, a Book-Entry Only System customer confirmation, together with a cheque or cheques or wire transfer for the amounts specified in Section 3.2(b).

(d)           Effective immediately after the Common Shares have been issued as contemplated in Section 3.2(a) and cheque(s) or wire transfer(s) for the amount specified in Section 3.2(b) have been issued and mailed or delivered (and provided such cheque(s) have been honoured for payment, if presented for payment within six months of the date hereof), the Subscription Receipts relating thereto shall be void and of no value or effect.  For greater certainty, any Escrowed Funds or other monies held by the Escrow Agent pursuant hereto after the cheque or cheques or wire transfers for the amount specified in Section 3.2(b) have been mailed or delivered, as the case may be, and the Escrowed Underwriters’ Fee has been paid as set forth in Section 2.2(a)(ii), shall be delivered to the Corporation as soon as reasonably practicable thereafter.

3.3          Payment on Termination

(a)           If the Termination Date occurs, then:

(i)            the Corporation shall forthwith notify the Escrow Agent thereof and shall issue a press release setting forth the Termination Date;
(ii)           the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall be entitled from and after the Termination Payment Time, but shall receive no earlier than on the third Business Day following the Termination Date, a payment in the aggregate amount of:
(A)          the Subscription Price in respect of each of such holder’s Subscription Receipts, and
(B)           such holder’s pro rata share of the Earned Interest in the Subscription Proceeds Account, less any applicable withholding taxes.

If the Escrowed Funds in the Subscription Proceeds Account are not satisfactory to meet the payment required by Section 3.3(a)(ii), the Escrow Agent shall only make payments under this Section 3.3(a)(ii) to the extent monies have been deposited with it pursuant to Section 3.5.  The Escrow Agent agrees to cause any amounts to be paid to the holders of Subscription Receipts pursuant to this Section 3.3 commencing no later than the third Business Day following the Termination Date, and

(iii)          Subscription Receipt registers shall be closed at the close of business on the Termination Date.

(b)           The obligation to make the payment of the amounts specified in Section 3.3(a)(ii) shall be satisfied by mailing or delivering payment by cheque or wire transfer to the registered holder of the Subscription Receipt at its registered address.

(c)           Upon the mailing or delivery of any cheque or wire transfer as provided in Section 3.3(b) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.  Any Escrowed Funds, interest or other monies held by the Escrow Agent pursuant hereto after the cheque or wire transfer for the amount specified in

Section 3.3(b) have been mailed or delivered, as the case may be, shall be delivered to the Corporation as soon as reasonably practicable thereafter.

3.4          Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Escrow Agent pursuant to Sections 2.11, 2.12, 2.14 and 5.1 shall be returned to or received by the Escrow Agent for cancellation and, if required by the Corporation, the Escrow Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.5          Additional Payments by the Corporation

The Corporation shall, no later than one Business Day before the date on which the payment is required to be paid pursuant to Section 3.3, pay to the Escrow Agent such amount, if any, as will be sufficient to allow the Escrow Agent to pay in full the amounts as are required under the circumstances.

ARTICLE 4
INVESTMENT OF PROCEEDS
AND PAYMENT OF INTEREST

4.1          Investment of Proceeds

Pending disbursement of the Escrowed Funds, the Escrow Agent shall hold, invest and reinvest the Escrowed Funds in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank, as directed by the Corporation in writing, provided that such obligation is rated at least R1 (middle) by DBRS or an equivalent rating by another rating service.  If at any time the Escrowed Funds include cash that is not invested and the Corporation has not provided directions to the Escrow Agent to invest such cash, the Escrow Agent shall deposit all such uninvested cash in an account, a term deposit or guaranteed investment certificates of the Escrow Agent or a Canadian bank, having either no fixed term or no irrevocable term and which pays interest on the daily balance.

4.2          Segregation of Proceeds

The Escrowed Funds received by the Escrow Agent and any other securities or other investments received by the Escrow Agent on the investment or reinvestment of such Escrowed Funds, shall be received by the Escrow Agent as agent, and shall be segregated and kept apart by the Escrow Agent from any assets of the Escrow Agent or held by the Escrow Agent for Persons who are not Parties.

4.3          Third Party Interest

The Corporation hereby represents to the Escrow Agent that, except as otherwise provided in this Agreement, any account to be opened by, or interest to be held by, the Escrow Agent, in connection with this Agreement, for or to the credit of the Corporation, is not intended to be used by or on behalf of any third party.

ARTICLE 5
RIGHTS OF THE Corporation AND COVENANTS

5.1          Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts.  Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Corporation, such Subscription Receipts are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons and on such other terms as the Corporation, in its sole discretion, may determine.  The Subscription Receipts purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Escrow Agent.

5.2          General Covenants

(a)           The Corporation covenants with the Escrow Agent and the Lead Underwriters, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:

(i)            it will use its reasonable best efforts to maintain its existence;
(ii)           it will make all requisite filings under applicable Canadian and United States securities legislation including those necessary to remain a reporting issuer not in material default in each of the provinces and territories of Canada in which it is presently a reporting issuer;
(iii)          it will announce by press release the occurrence of the Acquisition Closing Date or the Termination Date, as the case may be, in accordance with Section 3.1 or Section 3.3(a), as the case may be;
(iv)          generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement;
(v)           prior to the earlier of the Acquisition Closing Date and the Termination Date, it will not sell the properties or assets of the Corporation as, or substantially as, an entirety, to any other entity;
(vi)          it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares pursuant to the Subscription Receipts;
(vii)         it will cause the Common Shares and the certificates representing the Common Shares from time to time acquired pursuant to the Subscription Receipts to be duly issued as fully paid and non-assessable shares and delivered in accordance with the Subscription Receipts and the terms hereof;
(viii)        it will use its reasonable best efforts to ensure that (until the earlier of the Acquisition Closing Time and the Termination Date) the Subscription Receipts are listed and posted for trading on the TSX and the Common Shares continue to be listed and posted for trading on the TSX and the New York Stock Exchange; and

(ix)           with respect to any notices to be given or other acts to be performed or which may be given or performed by the Lead Underwriters and any other Underwriters under or pursuant to this Agreement (including the notice contemplated by Section 3.1), it shall provide to the Lead Underwriters, on behalf of the Underwriters, in a timely manner all such information and documents as the Underwriters (or any of them) may reasonably request and is within the knowledge or control of the Corporation in order to verify the factual circumstances relating to such notices or acts and, if requested, such information shall be certified correct by the Corporation.

(b)           The Corporation further covenants with the Escrow Agent and the Lead Underwriters, on behalf of the Underwriters, that, from the date hereof to the earlier of the Termination Date and the Acquisition Closing Date, it will not do any of the following:

(i)            subdivide or redivide the outstanding Common Shares into a greater number of common shares;
(ii)           reduce, combine or consolidate the outstanding Common Shares into a smaller number of common shares;
(iii)          issue Common Shares to holders of all or substantially all of the outstanding Common Shares by way of a dividend (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends in the form of Common Shares in lieu of cash dividends paid in the ordinary course on the Common Shares);
(iv)          fix a record date for the making of a dividend to all or substantially all the holders of its outstanding Common Shares of:
(1)           shares of any class other than Common Shares and other than shares distributed to holders of Common Shares who have elected to receive dividends in the form of such shares in lieu of dividends paid in the ordinary course, or
(2)           rights, options or warrants; or
(v)           reclassify the Common Shares or undertake a reorganization of the Corporation or a consolidation, amalgamation, arrangement or merger of the Corporation with any other Person or other entity; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of the Corporation.

5.3          Escrow Agent’s Remuneration, Expenses and Indemnification

(a)           The Corporation covenants that it will pay to the Escrow Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Escrow Agent upon receipt of an invoice for all reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Escrow Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Escrow Agent’s negligence, wilful misconduct or bad faith.  Any amount owing hereunder and remaining unpaid after 30days from the invoice date will bear interest at the then current rate charged by the Escrow Agent against unpaid invoices and shall be payable on demand.

(b)           The Corporation hereby indemnifies and saves harmless the Escrow Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Escrow Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, wilful misconduct or bad faith of the Escrow Agent.  It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Escrow Agent.

5.4          Performance of Covenants by Escrow Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Escrow Agent may notify the Receiptholders and the Lead Underwriters, on behalf of the Underwriters, of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it.  All sums expended or advanced by the Escrow Agent in so doing shall be repayable as provided in Section 5.3.  No such performance, expenditure or advance by the Escrow Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5          Accounting

The Escrow Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Escrow Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to the Corporation and the Underwriters records and statements thereof periodically on written request.  The Corporation shall have the right to audit any such books, records, accounts and statements.

5.6          Payments by Escrow Agent

In the event that any funds to be disbursed by the Escrow Agent in accordance herewith are received by the Escrow Agent in the form of an uncertified cheque or cheques, the Escrow Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn.  The Escrow Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7          Anti-Money Laundering and Privacy

(a)           The Escrow Agent shall retain the right not to act and shall not be liable for  refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Escrow Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days prior written notice sent to all parties hereby provided that:

(i)            the Escrow Agent’s written notice shall describe the circumstances of such non-compliance; and
(ii)           that if such circumstances are rectified to the Escrow Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

(b)           Each Party acknowledges that the Escrow Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)            to provide the services required under this Agreement and other services that may be requested from time to time;
(ii)           to help the Escrow Agent manage its servicing relationships with such individuals;
(iii)          to meet the Escrow Agent’s legal and regulatory requirements; and
(iv)          if Social Insurance Numbers are collected by the Escrow Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each Party acknowledges and agrees that the Escrow Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Escrow Agent shall make available to the parties hereto on its website or upon request, including revisions thereto.  Further, each Party agrees that it shall not provide or cause to be provided to the Escrow Agent any personal information relating to an individual who is not a Party unless that Party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

5.8          Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.2 such that:

(a)           such issuance will comply with the prospectus and registration requirements of applicable securities laws; and

(b)           the first trade in Common Shares will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws.

5.9          Indemnity of Receiptholders

Subject to Article 6 of this Agreement, the Corporation agrees to indemnify the Receiptholders and the Underwriters for, and hold each of them harmless against, any loss, liability, claim, damage or expense imposed on, incurred by or asserted against any of them as a result of a breach by the Escrow Agent of its obligations under this Agreement, including the failure of the Escrow Agent to deliver the Common Shares and make any applicable payment in respect of the Dividend Equivalent Amount or to refund the Subscription Price together with Earned Interest (excluding any interest accrued on the Escrowed Underwriters’ Fee) to the Receiptholders pursuant to the provisions hereof.  The indemnity provided for in this Section 5.9 shall survive any termination of this Agreement.

ARTICLE 6
ENFORCEMENT

6.1          Suits by Receiptholders

All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred on the Escrow Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

6.2          Immunity of Shareholders, etc.

The Escrow Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s) .

6.3          Limitation of Liability

The obligations hereunder are not personally binding on, nor shall resort hereunder be had to, the private property of any of the past, present or future shareholders, directors, officers, employees or agents of the Corporation or any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

ARTICLE 7
MEETINGS OF RECEIPTHOLDERS

7.1          Right to Convene Meetings

The Escrow Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders.  In the event of the Escrow Agent failing to so convene a meeting within 10 days after receipt of such written request of the Corporation or such Receiptholders’ Request and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting.  Every such meeting shall be held in Calgary, Alberta or at such other place as may be determined by the Escrow Agent and approved by the Corporation.

7.2                               Notice

At least 10 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Escrow Agent (unless the meeting has been called by the Escrow Agent) and to the Corporation (unless the meeting has been called by the Corporation).  Such notice shall state the date (which should be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3                               Chairman

An individual (who need not be a Receiptholder) designated in writing by the Escrow Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.4                               Quorum

Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two Receiptholders present in person or by proxy and holding 25% of the then outstanding Subscription Receipts.  If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given.  Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same.  No business shall be transacted at any meeting unless a quorum is present at the commencement of business.  At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 25% of the then outstanding Subscription Receipts.

7.5                               Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6                               Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided.  At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7                               Poll and Voting

(a)                                  On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct.  Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(b)                                 On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote.  On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him.  A proxy need not be a Receiptholder.  In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders.  The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

7.8                               Regulations

The Escrow Agent, or the Corporation with the approval of the Escrow Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)                                  the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)                                 the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Escrow Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)                                  the deposit of voting certificates and instruments appointing proxies at such place and time as the Escrow Agent, the Corporation or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)                                 the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Escrow Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)                                  the form of the instrument of proxy; and

(f)                                    generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted.  Save as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.9                               Corporation and Escrow Agent may be Represented

The Corporation and the Escrow Agent, by their respective authorized agents, and the counsel for the Corporation and for the Escrow Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

7.10                        Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by Extraordinary Resolution:

(a)                                  to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Escrow Agent against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)                                 to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;

(c)                                  to direct or to authorize the Escrow Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)                                 to waive, and to direct the Escrow Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or on any conditions specified in such Extraordinary Resolution;

(e)                                  to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)                                    to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)                                 to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Escrow Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)                                 with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Escrow Agent or its successor in office and to appoint a new Escrow Agent to take the place of the Escrow Agent so removed; and

(i)                                     to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

7.11                        Meaning of Extraordinary Resolution

(a)                                  The expression “Extraordinary Resolution” when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2/3% of the Subscription Receipts represented at the meeting and voted on the poll on such resolution.

(b)                                 If, at any meeting called for the purpose of passing an Extraordinary Resolution, at least two Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 or more than 30 days later, and to such place and time as may be appointed by the chairman of the meeting.  Not less than seven days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2.  Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.  At the adjourned meeting:

(i)                                     if the Extraordinary Resolution purports to exercise any of the powers conferred pursuant to Section 7.10(a), (d), (g), or (i) or purports to change the provisions of this Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this Section 7.11(b)(i), a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or by proxy; and
(ii)                                  in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)                                  At any adjourned meeting of Receiptholders as described in this Section 7.11, any resolution passed by the requisite votes as provided in Section 7.11(a) shall be an

Extraordinary Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)                                 Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12                        Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13                        Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Escrow Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14                        Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of then outstanding Subscription Receipts with respect to an Extraordinary Resolution, and the expression “Extraordinary Resolution” when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts.

7.15                        Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Escrow Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16                        Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Receiptholders’ Request or other action under this Agreement,

Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8
SUPPLEMENTAL AGREEMENTS

8.1                               Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Lead Underwriters, on behalf of the Underwriters, and the Escrow Agent may, subject to the provisions hereof and the approval of the TSX, if required, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)                                  adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not in the opinion of the Escrow Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(b)                                 giving effect to any Extraordinary Resolution passed as provided in Article 7;

(c)                                  making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Escrow Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(d)                                 adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)                                  modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Escrow Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Escrow Agent, and provided further that the Escrow Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Escrow Agent when the same shall become operative; and

(f)                                    for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Escrow Agent the rights of the Escrow Agent and of the Receiptholders are in no way prejudiced thereby.

ARTICLE 9
CONCERNING THE ESCROW AGENT

9.1                               Rights and Duties of Escrow Agent

(a)                                  In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Escrow Agent shall exercise that degree of care, diligence and skill that a reasonably prudent escrow agent would exercise in comparable circumstances.  No provision of this Agreement shall be construed to relieve the Escrow Agent from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b)                                 The obligation of the Escrow Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Escrow Agent or the Receiptholders hereunder shall be conditional on the Receiptholders furnishing, when required by notice by the Escrow Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Escrow Agent to protect and to hold harmless the Escrow Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.  None of the provisions contained in this Agreement shall require the Escrow Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)                                  The Escrow Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Escrow Agent the Subscription Receipts held by them, for which Subscription Receipts the Escrow Agent shall issue receipts.

(d)                                 Every provision of this Agreement that by its terms relieves the Escrow Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.1 and of Section 9.2.

(e)                                  The Escrow Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other Parties and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f)                                    The Escrow Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

(g)                                 The Escrow Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h)                                 The Escrow Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(i)                                     The Escrow Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

9.2                               Evidence, Experts and Advisers

(a)                                  In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Escrow Agent such additional evidence of compliance with any provision hereof, and in such form, as the Escrow Agent may reasonably require by written notice to the Corporation.

(b)                                 In the exercise of its rights and duties hereunder, the Escrow Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Escrow Agent pursuant to any provision hereof or pursuant to a request of the Escrow Agent.

(c)                                  Whenever it is provided in this Agreement that the Corporation shall deposit with the Escrow Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Escrow Agent take the action to be based thereon.

(d)                                 Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Escrow Agent may consider adequate.

(e)                                  The Escrow Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Escrow Agent.

9.3                               Documents, Monies, etc. Held by Escrow Agent

Subject to Section 4.1, any securities, documents of title or other instruments that may at any time be held by the Escrow Agent pursuant to this Agreement may be placed in the deposit vaults of the Escrow Agent or of any Canadian bank or deposited for safekeeping with any such bank.  If the Escrow Agent has not received a direction in writing under Section 4.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement shall be deposited in the name of the Escrow Agent in a day-to-day interest bearing account with a Canadian chartered bank that is rated at least R1 (middle) by DBRS or an equivalent rating by another rating service, at the rate of interest (if any) then current on similar deposits.

9.4                               Actions by Escrow Agent to Protect Interest

The Escrow Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders and the Corporation.

9.5                               Escrow Agent not Required to Give Security

The Escrow Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.6                               Protection of Escrow Agent

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)                                  the Escrow Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Escrow Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)                                 nothing herein contained shall impose any obligation on the Escrow Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)                                  the Escrow Agent shall not be bound to give notice to any Person of the execution hereof; and

(d)                                 the Escrow Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any officers, employees, agents or servants of the Corporation.

9.7                               Replacement of Escrow Agent; Successor by Merger

(a)                                  The Escrow Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.7, by giving to the Corporation not less than 30 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient.  The Receiptholders by Extraordinary Resolution shall have power at any time to remove the existing Escrow Agent and to appoint a new Escrow Agent.  In the event of the Escrow Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Lead Underwriters, on behalf of the Underwriters, shall forthwith appoint a new escrow agent unless a new escrow agent has already been appointed by the Receiptholders; failing such appointment by the Lead Underwriters, on behalf of the Underwriters, the retiring Escrow Agent or any Receiptholder may apply to a justice of the Court of Queen’s Bench (Alberta) on such notice as such justice may direct, for the appointment of a new escrow agent; but any new escrow agent so appointed by the Lead Underwriters, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders.  Any new escrow agent appointed under any provision of this Section 9.7 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario and, if required by the applicable legislation for any other provinces, in such other provinces.  On any such appointment, the new escrow agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Escrow Agent hereunder.  At the request of the Corporation or the new Escrow Agent, the retiring Escrow Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new Escrow Agent all property and money held and all records kept by the retiring Escrow Agent hereunder or in connection herewith.

(b)                                 Upon the appointment of a successor escrow agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.

(c)                                  Any corporation into or with which the Escrow Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Escrow Agent shall be a party, or any corporation succeeding to the corporate trust business of the Escrow Agent shall be the successor to the Escrow Agent hereunder without any further act on its part or any of the Parties, provided that such corporation would be eligible for appointment as a successor escrow agent under Section 9.7(a).

(d)                                 Any Subscription Receipt Certificates certified but not delivered by a predecessor escrow agent may be delivered by the successor escrow agent in the name of the predecessor or successor escrow agent.

9.8                               Conflict of Interest

(a)                                  The Escrow Agent represents to the Corporation and the Lead Underwriters, on behalf of the Underwriters, that at the time of execution and delivery hereof no material conflict of interest exists between its role as escrow agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as escrow agent hereunder to a successor escrow agent approved by the Corporation and meeting the requirements set forth in Section 9.7(a).  Notwithstanding the foregoing provisions of this Section 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)                                 Subject to Section 9.8(a), the Escrow Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

9.9                               Acceptance of Appointment

The Escrow Agent hereby accepts the appointment as escrow agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.10                        Escrow Agent Not to be Appointed Receiver

The Escrow Agent and any Person related to the Escrow Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

ARTICLE 10
GENERAL

10.1                        Notice to the Corporation, Escrow Agent and the Lead Underwriters

(a)                                  Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Underwriters or the Escrow Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by facsimile:

(i)                                     if to the Corporation:

TransCanada Corporation
450 – 1st Street S.W.
Calgary, AB T2P 5H1

Attention:                                       President and Chief Executive Officer

Facsimile:              (403) 920-2200,

with a copy to:

Attention:                                         Corporate Secretary

Facsimile:                                         (403) 920-2200;

(ii)                                  if to the Lead Underwriters, on behalf of the Underwriters:

BMO Nesbitt Burns Inc.
2200, 333 – 7th Avenue, SW
Calgary, AB  T2P 2Z1

Attention:                                         Aaron M. Engen

Facsimile:                                         (403) 515-1535,

RBC Dominion Securities Inc.
2100, 666 Burrard Street
Vancouver,  BC  V6C 3B1

Attention:                                         Jill V. Gardiner

Facsimile:                                         (604) 257-7117,and

TD Securities Inc.
800, 324 – 8th Avenue, SW
Calgary, AB  T2P 2Z2

Attention:                                         Mark Horsfall

Facsimile:                                         (403) 292-2776; and

(iii)                               if to the Escrow Agent:

Computershare Trust Company of Canada
600, 530-8th Avenue S.W.
Calgary, AB   T2P 3S8

Attention:                                         General Manager, Corporate Trust

Facsimile:                                         (403) 267-6598,

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if by facsimile on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)                                 The Corporation, the Lead Underwriters, on behalf of the Underwriters, or the Escrow Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Lead Underwriters, on behalf of the Underwriters, or the Escrow Agent, as the case may be, for all purposes of this Agreement.

10.2                        Notice to Receiptholders

(a)                                  Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice.

(b)                                 If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Escrow Agent.

10.3                        Ownership and Transfer of Subscription Receipts

The Corporation and the Escrow Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 3.2 or 3.3, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Escrow Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Escrow Agent is required to take notice by statute or by order of a court of competent jurisdiction.  A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Escrow Agent for the same and neither the Corporation nor the Escrow Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Escrow Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4                        Evidence of Ownership

(a)                                  Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Escrow Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Escrow Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)                                 The Corporation and the Escrow Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person:

(i)                                     the signature of any officer of any bank, trust company, or other depositary satisfactory to the Escrow Agent as witness of such execution;
(ii)                                  the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereof; or
(iii)                               a statutory declaration of a witness of such execution.

10.5                        Satisfaction and Discharge of Agreement

Upon the earlier of:

(a)                                  the issue of certificates or Book-Entry Only System customer confirmations representing Common Shares and payment of all monies required as provided in Section 3.2; or

(b)                                 the payment of all monies required where the Acquisition is terminated or the Acquisition Closing Time does not occur by the Outside Date as provided in Section 3.3,

this Agreement shall cease to be of further effect and the Escrow Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Escrow Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.  Notwithstanding the foregoing provisions of this Section 10.5, the indemnities provided to the Escrow Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6                        Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the Parties and the Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the Parties, the Receiptholders and such transferees.

10.7                        Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation in Section 7.16, the Corporation shall provide to the Escrow Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation, and the Escrow Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.8                        Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Escrow Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

10.9                        Time of Essence

Time is and shall remain of the essence of this Agreement.

10.10                 Termination

Subject to Section 5.3(b) and Section 5.9, once all of the deliveries and payments described in Article 3 have been made, this Agreement shall terminate and be of no further effect.

10.11                 Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF the Parties have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

TRANSCANADA CORPORATION		BMO NESBITT BURNS INC. on its own behalf and on behalf of the other Underwriters

By:	(signed) “Gregory A. Lohnes”	By:	(signed) “Aaron M. Engen”

By:	(signed) “Donald J. DeGrandis”	RBC DOMINION SECURITIES INC., on its own behalf and on behalf of the other Underwriters

COMPUTERSHARE TRUST COMPANY OF CANADA		By:	(signed) “Derek Neldner”

By:	(signed) “Karen Biscope”	TD SECURITIES INC., on its own behalf and on behalf of the other Underwriters

By:	(signed) “Stacie Moore”	By:	(signed) “Mark Horsfall”

SCHEDULE 2.2(d)

This is Schedule 2.2(d) to a Subscription Receipt Agreement made as of February 14, 2007 among TransCanada Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., on behalf of the Underwriters, and Computershare Trust Company of Canada, as Escrow Agent

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to TransCanada Corporation (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Issuer to CDS, as such letter may be replaced or amended from time to time.

TRANSCANADA CORPORATION

(a corporation incorporated under the laws of Canada)

Number: •	CUSIP/ISIN: 89353D206/CA89353D2068

THIS IS TO CERTIFY THAT CDS & Co. (the “holder”) is the registered holder of Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (this “Certificate”) are issued pursuant to a Subscription Receipt Agreement (“Agreement”) dated February 14, 2007, among the Issuer, Computershare Trust Company of Canada (the “Escrow Agent”) and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., (collectively, the “Lead Underwriters”), on behalf of CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., UBS Securities Canada Inc., Canaccord Capital Corporation and the Lead Underwriters (collectively, the “Underwriters”).

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder:

(a)                              if the Escrow Release Condition is satisfied by the Outside Date, to receive, for no additional consideration, one common share in the capital of the Issuer plus the Dividend Equivalent Amount, less any applicable withholding taxes; or

(b)                             if the Escrow Release Condition does not occur by the Outside Date, the Acquisition is terminated at any earlier time or the Issuer has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, to receive an amount equal to the sum of the Subscription Price and such holder’s pro rata share of the Earned Interest on such Subscription Price, less any applicable withholding taxes, all in the manner and on the terms and conditions set out in this Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement.  Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions on which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents.  In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a shareholder of the Issuer or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Escrow Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Escrow Agent, only on payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Escrow Agent may prescribe.  The transfer register shall be closed at 5:00 p.m. (Calgary time) on the earlier to occur of the Acquisition Closing Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Escrow Agent.

Time shall be of the essence hereof.  This Certificate is governed by the laws of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Issuer has caused this Certificate to be signed by a duly authorized representative as of •, 2007.

TRANSCANADA CORPORATION		Countersigned by: COMPUTERSHARE TRUST COMPANY OF CANADA, as Escrow Agent
By:		By:
	Name: Title:		Name: Title:

By:
Name: Title:

2

SCHEDULE 3.1(a)

This is Schedule 3.1(a) to a Subscription Receipt Agreement made as of February 14, 2007 among TransCanada Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., on behalf of the Underwriters, and Computershare Trust Company of Canada, as Escrow Agent

ESCROW RELEASE NOTICE

TO:                         COMPUTERSHARE TRUST COMPANY OF CANADA

This Escrow Release Notice is being provided pursuant to Section 3.1(a) of the subscription receipt agreement (the “Subscription Receipt Agreement”) dated February 14, 2007 among TransCanada Corporation (the “Corporation”), Computershare Trust Company of Canada (the “Escrow Agent”) and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc. (collectively, the “Lead Underwriters”), on behalf of the Underwriters.

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Escrow Agent is hereby notified by the Corporation and the Lead Underwriters that the Escrow Release Condition has been satisfied.

DATED at Calgary, Alberta, this • day of •, 2007.

TRANSCANADA CORPORATION	BMO NESBITT BURNS INC., on behalf of itself and the other Underwriters

By:	By:

RBC DOMINION SECURITIES INC., on behalf of itself and the other Underwriters	TD SECURITIES INC., on behalf of itself and the other Underwriters

By:	By:

SCHEDULE 3.1(a)(i)

This is Schedule 3.1(a)(i) to a Subscription Receipt Agreement made as of February 14, 2007 among TransCanada Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., on behalf of the Underwriters, and Computershare Trust Company of Canada, as Escrow Agent

IRREVOCABLE TRANSFER AGENT DIRECTION

TO:         COMPUTERSHARE TRUST COMPANY OF CANADA

This Irrevocable Transfer Agent Direction is being provided pursuant to Section 3.1(a)(i) of the subscription receipt agreement (the “Subscription Receipt Agreement”) dated February 14, 2007 among TransCanada Corporation (the “Corporation”), Computershare Trust Company of Canada (the “Escrow Agent”) and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., on behalf of the Underwriters.

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Escrow Agent is hereby irrevocably directed and authorized, in its capacity as registrar and transfer agent of the Common Shares to issue on behalf of the Corporation, • fully paid and non-assessable Common Shares and the aggregate Dividend Equivalent Amount, less any applicable withholding taxes, to the Person or Persons to whom such Common Shares are to be issued pursuant to the terms of the Subscription Receipt Agreement and the Subscription Receipt Certificate following the satisfaction of the Escrow Release Condition (which occurred on •, 2007), all in accordance with the provisions of the Subscription Receipt Certificate and the Subscription Receipt Agreement.  Such Common Shares and the Dividend Equivalent Amount, less applicable withholding taxes, shall be delivered to the Receiptholders through CDS.

DATED at Calgary, Alberta, this • day of •, 2007.

TRANSCANADA CORPORATION

By:

SCHEDULE 3.1(a)(ii)

This is Schedule 3.1(a)(ii) to a Subscription Receipt Agreement made as of February 14, 2007 among TransCanada Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., on behalf of the Underwriters, and Computershare Trust Company of Canada, as Escrow Agent

IRREVOCABLE ESCROW AGENT DIRECTION AND UNDERTAKING

TO:                         COMPUTERSHARE TRUST COMPANY OF CANADA

This Irrevocable Escrow Agent Direction And Undertaking is being provided pursuant to Section 3.1(a)(ii) of the subscription receipt agreement (the “Subscription Receipt Agreement”) dated February 14, 2007 among TransCanada Corporation (the “Corporation”), Computershare Trust Company of Canada (the “Escrow Agent”) and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc., on behalf of the Underwriters.

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Escrow Agent is hereby irrevocably directed and authorized as follows:

(a)                                     to release to BMO Nesbitt Burns Inc., on behalf of the Underwriters, the Escrowed Underwriters’ Fee, being $•; and

(b)                                    to release to or to the order of the Corporation, the balance of the Escrowed Funds,

all in accordance with the provisions of the Subscription Receipt Certificate and the Subscription Receipt Agreement.

DATED at Calgary, Alberta, this • day of •, 2007.

TRANSCANADA CORPORATION

By: